David F. Keffer
CSRA Inc.
3170 Fairview Park Drive
Falls Church, Virginia 22042

VIA EDGAR AND OVERNIGHT DELIVERY

February 22, 2017
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    CSRA Inc.
Form 10-K for the Fiscal Year Ended April 1, 2016
Filed May 27, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 10, 2016
File No. 001-37494

Dear Ms. Collins:

CSRA Inc. (the “Company”) received the Staff’s letter, dated January 27, 2017, on the subject of the Company’s filings. Attached is our detailed response to the items in the Staff’s letter.

We appreciate the Staff’s review of our filings to assist us in complying with our reporting obligations and in enhancing our disclosures for the benefit of investors.

If you have any questions regarding the foregoing, please feel free to call me at (571) 446-5278.

Sincerely yours,

/s/ David F. Keffer
David F. Keffer
Executive Vice President and Chief Financial Officer
CSRA Inc.

cc: Michael Condro, Partner, Deloitte & Touche LLP

CSRA | 3170 Fairview Park Drive, Falls Church VA 22042 | P: +1 703.803.1500 | F: +1 703.000.0000 | www.csra.com

Form 10-K for the Year Ended April 1, 2016

Consolidated Financial Statements

Note 17 - Pension and Other Post Retirement Benefit Plans

Plan Asset Valuation Techniques, page 108

1.	Considering the significance of your investment in funds of hedge funds to total plan assets, please tell us your consideration to providing more expanded disclosure related to the following:

•
Disclosing the valuation techniques and assumptions you use to determine the fair value of these assets. If you do not develop the quantitative assumptions yourself, please tell us who provides the fair value measurements for these investments as well as your consideration to disclosing that you obtain the values from a third-party. Also, tell us what information is reasonably available to you as the sole investor in these funds.

•
Providing a description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs to a different amount might result in a significantly higher or lower fair value measurement.

Please refer to ASC 820-10-50-2(bbb) and (g).

Response:

The Company acknowledges the Staff’s observations regarding the significance of the fair value of investments in funds of hedge funds within our pension and other postretirement benefit (OPEB) plan assets held in a trust (the “Trust”) as of April 1, 2016, as reported in our annual report on Form 10-K for the fiscal year ended April 1, 2016 (the “FY16 Form 10-K”). In developing the fair value disclosure of plan assets in our FY16 Form 10-K, the Company did not have access to reasonably available additional fair value information on unobservable inputs to provide expanded disclosure. However, considering the Staff’s observations and the guidance referenced, the Company has identified opportunities to clarify our relationships with third-parties and make other enhancements in our future annual report filings, beginning with CSRA’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 (the “FY17 Form 10-K”).

Background

As an initial matter, as noted below, we advise the Staff that the Trust’s plan assets invested in funds of hedge funds, and for which we are the sole investor, are not separately disclosed in the FY16 Form 10-K; however, these investments constituted only 12% of the Trust’s total plan assets as of April 1, 2016.

The Trust’s plan assets are invested in various asset classes that are intended to produce sufficient diversification and a reasonable investment return over the long-term. Alternative investment allocations are included to achieve greater portfolio diversity intended to reduce the overall risk of the Company’s pension and OPEB plans. The Company disclosed its fair value measurement techniques for the plan asset categories and the fact that such asset categories derive their fair value from associated inputs across all three levels in fair value hierarchy of ASC 820, Fair Value Measurement (“ASC 820”).

The fair value of Trust investments that are valued using ASC 820 Level 3 unobservable inputs was $620.2 million (as disclosed in the FY16 Form 10-K), or 23% of the fair value of total plan assets as of April 1,

CSRA | 3170 Fairview Park Drive, Falls Church VA 22042 | P: +1 703.803.1500 | F: +1 703.000.0000 | www.csra.com

2016. This category of alternative investments, disclosed as Hedge Funds, is comprised of both funds of hedge funds and direct hedge fund investments. As of April 1, 2016, there were two (2) accounts making investments in funds of hedge funds, totaling $319.9 million, or 12% of the entire Trust portfolio, in which the Trust is the sole investor. The remaining seven (7) direct hedge funds, totaling $300.3 million, are investments in which the Trust is one of multiple investors. The valuation of all hedge fund alternative investments is based on the use of net asset value per share (“NAV”).

Information Reasonably Available to the Company
Third-party investment managers are employed by the Trust to invest all Trust assets in both passively indexed and actively managed strategies. The Trust obtains information and consultative support from either external investment advisors, external pension actuaries, or the trustee custody bank and fund investment managers as it relates to evaluating performance.

With respect to the Trust’s investments in funds of hedge funds, two fund investment managers invest a defined amount of Trust assets in multiple diversified hedge fund strategies consistent with the overall Plan investment strategy. The typical number of hedge funds included in the Trust’s account with each investment manager ranges from 15 to 25. The Trust receives from each investment manager periodic performance reports, related research, and annual audited financial statements.
The Company receives direct information supporting our determination of asset values from each fund’s financial statements and the significant valuation techniques and inputs disclosed therein. Further, pursuant to the Company’s valuation policies and controls, we have an external investment advisor who provides periodic reporting and advice on and analysis of fund changes and governance changes. We also evaluate the reasonableness of valuation information provided by all third-parties, by seeking appropriate benchmarks, when available, that can provide confirming or disconfirming information, monitoring overall market changes, and monitoring for changes to fund composition or value as communicated by the investment fund manager or the external advisor. The Company does not otherwise have reasonably available access to additional fair value information. As a consequence, the Company is unable to assess and disclose the sensitivity of the fair value measurement of these investments to changes in unobservable inputs.

Future Disclosures

In response to the Staff’s comments, the Company plans in its future annual report filings, beginning with its FY17 Form 10-K, to revise the disclosure in our pension and OPEB footnote and elsewhere (as relevant) in order to enhance investors’ understanding of the nature and purpose of Trust’s holdings, investment objectives, the use of alternative investments, and valuation techniques and inputs, including our relationships with third-parties. The Company will continue to monitor for circumstances, including the reasonable availability of information that merits expanded disclosures, consistent with the considerations of ASC 820-10-50-2(bbb) and 2(g).

Form 10-Q for the Quarterly Period Ended September 30, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Overview, page 34

2.
We note your non-GAAP measure of Total Segment Operating Income, along with the discussion of the usefulness and limitations associated with this measure. Please further expand your disclosures to more clearly describe why you believe this measure provides useful information to investors, as

CSRA | 3170 Fairview Park Drive, Falls Church VA 22042 | P: +1 703.803.1500 | F: +1 703.000.0000 | www.csra.com

well as any specific limitations this measure may have for investors when assessing your results of operations. For example, your disclosures should specifically address that such measure excludes certain costs (i.e., Corporate G&A) that are essential to the operation of your business. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response:

Beginning with the Company’s Form 10-Q for the Quarterly Period Ended December 30, 2016 (the “Q3 FY17 Form 10-Q”), the Company expanded its disclosure to describe more clearly why this non-GAAP measure provides useful information to investors as well as its specific limitations. Please refer to pages 36 to 37 of our Q3 FY17 Form 10-Q.

3.
Please revise your presentation to begin your reconciliation with GAAP results rather than non-GAAP results. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

The Company acknowledges Question 102.10 in the updated Non-GAAP Compliance and Disclosure Interpretation Issued on May 17, 2016, which provides interpretive guidance in complying with Item 10(e)(1)(i)(A) of Regulation S-K, and more specifically, the requirement that, when a registrant presents a non-GAAP measure, it must present the most directly comparable GAAP measure with equal or greater prominence. Please refer to page 37 of our Q3 FY17 Form 10-Q, in which we revised the tabular disclosure to begin the reconciliation for Total Segment Operating Income with Income Before Income Taxes to Total Segment Operating Income, the nearest comparable GAAP measure.

Business Drivers and Key Performance Indicators, page 37

4.
In your measure of [F]ree [C]ash [F]low, you record an adjustment for the relative impact of net proceeds arising from the initial sale of billed and/or unbilled receivables. Please clarify what this adjustment consists of and revise your disclosures accordingly. In this regard, the adjustment presented in the tabular reconciliation on page [37] does not agree to the net cash inflow and outflow disclosed on page 13 for any period except the six months ended October [2], 2015.

Response:

The Company adjusted the GAAP measure, Net Cash Provided by Operating Activities, for the amount of net proceeds arising from the initial sale of billed and unbilled eligible receivables at the time the Master Accounts Receivable Purchase Agreement (the “Purchase Agreement”) was implemented in April 2015. We also make an adjustment, in subsequent periods, for the incremental net proceeds received from the initial sale of receivables when they first become eligible for sale under the Purchase Agreement. The Company believes that such adjustments are helpful for both management and investors because they provide a consistent measurement of cash generated from operations that is available to fund acquisitions, pay dividends, repay debt and repurchase our common stock. In response to the Staff’s request that we clarify what this adjustment consists of, please refer to pages 39 and 40 in our Q3 FY17 Form 10-Q for these revised disclosures.

In this regard, the Company notes that it is not an error that the adjustment presented in the tabular reconciliation on page 37 is equal to the net cash inflow and outflow under the Purchase Agreement relating to our sales of receivables disclosed on page 13, but is not equal for the other periods presented. The net

CSRA | 3170 Fairview Park Drive, Falls Church VA 22042 | P: +1 703.803.1500 | F: +1 703.000.0000 | www.csra.com

cash inflow and outflow on page 13 discloses the effects of all receivables sales. Our measure of Free Cash Flow, however, adjusts for the incremental net proceeds received from (i) the initial sale of receivables under the Purchase Agreement at the time the program was instituted and (ii) in subsequent periods, the initial sale of receivables when they first become eligible for sale under the Purchase Agreement. Because the program was first implemented during the six months ended October 2, 2015, the net cash inflow and outflow was equal to the incremental net proceeds received under the program; in subsequent periods, however, these amounts were different.

CSRA | 3170 Fairview Park Drive, Falls Church VA 22042 | P: +1 703.803.1500 | F: +1 703.000.0000 | www.csra.com